  Filed by First Capital, Inc.

(Commission File No.: 000-25023)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Capital, Inc.

(Commission File No.: 000-25023)

This filing relates to the proposed merger of First Capital, Inc. (“First Capital”), an Indiana corporation, with First Bancorp of Indiana, Inc., an Indiana corporation (“First Bancorp”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 4, 2026, between First Capital and First Bancorp.

The following email was sent to employees of First Bancorp on November 5, 2026:

Dear Colleagues:

We are incredibly excited to announce that First Bancorp, Inc. and First Capital, Inc., parent companies of First Federal Savings Bank and First Harrison Bank, respectively, have entered into a definitive agreement to combine our companies. We look forward to embarking on this journey with you as we build a stronger, more resilient financial institution serving customers in Southern/Southwestern Indiana and Northern Kentucky.

Over the last several weeks, individuals from both institutions have worked closely together to learn more about each of our respective organizations. We have learned, very clearly, that our companies share an aligned vision to drive mission, culture, and values in everything we do. Our collective commitment to serving customers with efficient, high-quality service is reflected in the strong financial results both our companies are producing.

As our organizations have gotten to know each other better, our confidence in how beneficial this combination will be for our customers and employees has only increased. We have been deeply impressed with each other’s dedication, hard work and the highly regarded institutions built. Now, we look forward to advancing together as a unified institution.

As pleased as we are about combining our companies, we must receive shareholder and regulatory approvals before we begin operating as one company, which we expect will occur in the second quarter of 2027 with an expected conversion in the third quarter of 2027. In the meantime, this does not change anything that you do each day. Please continue to act with the same dedication and focus that you always have as you deliver quality service to your customers.

When the transition is finalized, the combined company will embrace the best practices of both organizations, which we expect will create exciting opportunities for employees. We have already begun forming integration teams to help plan for the combination and we intend to work closely together to achieve a seamless integration of our two organizations.

We have created an email address where you can send any questions: AskFHB@firstharrison.com. We will address questions in ongoing communications that we will send out regularly.

Together, we will advance our strategy, mission, and shared values. We look forward to meeting with as many of you as possible in the weeks and months ahead, and we thank you for your focus on making this combination a success.

Best regards,

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed merger between First Capital, Inc. (“First Capital”) and First Bancorp of Indiana, Inc. (“First Bancorp”) (the “Merger”), First Capital will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of First Bancorp and a Prospectus of First Capital (“Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Capital and First Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the documents filed with the SEC by First Capital will be available free of charge on First Capital’s internet website at www.firstharrison.com under the “Investor Relations” tab.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between First Capital and First Bancorp. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

First Capital and First Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Bancorp in connection with the proposed Merger. Information about the directors and executive officers of First Capital is set forth in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1070296/000110465926037802/fcap-20251231x10k.htm), and its proxy statement for its 2026 annual meeting of shareholders, filed with the SEC on April 8, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1070296/000110465926040934/tm261424d1_def14a.htm). Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed Merger between First Capital and First Bancorp. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties, including a number of factors that could cause actual results to differ materially from those expressed or implied by such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed Merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed Merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed Merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with First Capital’s and First Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of First Capital and First Bancorp to execute their respective business plans (including integrating the First Capital and First Bancorp businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this communication and other factors identified in First Capital’s Annual Report on Form 10-K and other periodic filings with the SEC. Completion of the Merger is subject to the approval of the shareholders of First Bancorp, receipt of required regulatory approvals, and the satisfaction of customary closing conditions. These forward-looking statements are made only as of the date of this communication, and First Capital undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this communication.